

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

<u>Via E-mail</u>
Terren S. Peizer, Chief Executive Officer
Catasys, Inc.
11150 Santa Monica Blvd.   Suite 1500
Los Angeles, California 90025

 Re: Catasys, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed September 23, 2011
    File No. 333-173659

Dear Mr. Peizer:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

1. We note statements attributed to certain of your executive officers in recent press releases relating to your participation in a conference hosted by the underwriter in this offering. For example, we note, in addition to the presentation slides, statements regarding "reach[ing] profitability in 2012" in a MarketWatch article dated September 29, 2011 (http://www.marketwatch.com/story/catasys-ceo-confirms-firms-bullish-growth-projections-2011-09-29) and "exponential revenue growth" of "$18+ million in 2012, $38+ million in 2013 and somewhere between $100-$150 million in 2014 based on calculations … discussed in the recent presentation" in a Seeking Alpha article dated September 22, 2011 (http://seekingalpha.com/article/295289-pending-developments-put-focus-on-3-healthcare-plays). Please provide an analysis as to why you believe such statements are not offers under Section 2(a)(3) of the Securities Act of 1933 and inconsistent with Section 5. If you believe they are offers, please identify and explain any exemptions you believe apply, e.g., Rule 168 under the Securities Act of 1933. We may have further comment.

The Offering, page 3

2. We note that you continue to include several blanks in this section despite having provided such information elsewhere in the prospectus. Please revise the registration statement to provide disclosure regarding the amount of securities to be offered and any other disclosure that cannot be omitted in reliance on Rule 430A.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Shehzad Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

                                                    Sincerely,

                                                    /s/ James Lopez (for)

                                                    John Reynolds,
                                                    Assistant Director